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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person**

    Higgins,                         Melina              E.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    VCA Antech, Inc.
    (WOOF)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

================================================================================
4. Statement for Month/Day/Year

    July 25, 2002
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5. If Amendment, Date of Original (Month/Day/Year)

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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director*                            [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                          |            |          |           |                                |5.            |6.       |          |
                          |            |          |           | 4.                             |Amount of     |Owner-   |          |
                          |            |          |           | Securities Acquired (A) or     |Securities    |ship     |          |
                          |            |2A.       |3.         | Disposed of (D)                |Beneficially  |Form:    |7.        |
                          |2.          |Deemed    |Transaction| (Instr. 3, 4 and 5)            |Owned         |Direct   |Nature of |
                          |Transaction |Execution |Code       | -------------------------------|Following     |(D) or   |Indirect  |
1.                        |Date        |Date, if  |(Instr. 8) |               | (A) |          |Reported      |Indirect |Beneficial|
Title of Security         |(Month/Day/ |any(Month/|-----------|     Amount    | or  |  Price   |Transactions  |(I)      |Ownership |
(Instr. 3)                |Year)       |Day/Year) | Code  | V |               | (D) |          |(Instr. 3 & 4)|(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |  7/25/02   |          |   S   |   |     154,500   | D   | $14.116  |   (154,500)  |    I    |  01,02   |
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |            |          |       |   |               |     |          |    814,492   |    I    |  01,02   |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

**If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================
               |      |        |    |      |            |                 |                       |        |9.       |10.   |      |
               |2.    |        |    |      |            |                 |                       |        |Number   |Owner-|      |
               |Con-  |        |    |      |            |                 |                       |        |of       |ship  |      |
               |ver-  |        |3A. |      |            |                 |                       |        |Deriv-   |of    |      |
               |sion  |        |De- |      |5.          |                 |7.                     |        |ative    |Deriv-|11.   |
               |or    |        |emed|      |Number of   |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |Exer- |        |Exe-|      |Derivative  |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |cise  |        |cu- |4.    |Securities  |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |Price |3.      |tion|Trans-|Acquired (A)|Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |of    |Trans-  |Date|action|or Disposed |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |Der-  |action  |if  |Code  |of (D)      |(Month/Day/Year) |             |Amount   |ative   |Following|In-   |ficial|
Title of       |iva-  |Date    |any,|(Instr|(Instr. 3,  |-----------------|             |or       |Secur-  |Reported |direct|Owner-|
Derivative     |tive  |(Month/ |(MM/|8)    |4 and 5)    |Date    |Expira- |             |Number   |ity     |Trans-   |(I)   |ship  |
Security       |Secu- |Day/    |DD/ |------|------------|Exer-   |tion    |             |of       |(Instr. |action(s)|(Instr|(Instr|
(Instr. 3)     |rity  |Year)   |YY) |Code|V| (A)  | (D) |cisable |Date    |Title        |Shares   |5)      |(Instr.4)|4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
               |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
               |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
====================================================================================================================================

Explanation of Responses:

* Melina E. Higgins resigned from the Issuer's board of directors, effective January 9, 2003.

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of her pecuniary interest therein, if any.

02: The securities reported herein as indirectly sold were sold by an investment partnership of which affiliates of Goldman Sachs and GS Group serve as the general partner (the "Fund"). Goldman Sachs is the investment manager of the Fund. The Fund has an open short position of 154,500 shares of Common Stock. Without admitting any legal obligation, Goldman Sachs or an affiliate will remit appropriate profits, if any, to the Company.

As of July 25, 2002, Goldman Sachs and GS Group may be deemed to have owned beneficially and indirectly 814,492 shares of Common Stock through certain other investment partnerships of which affiliates of Goldman Sachs and GS Group serve as the general partner (the "Limited Partnerships"). Goldman Sachs is the investment manager of the Limited Partnerships. The 814,492 shares of Common Stock reported herein as indirectly beneficially owned were owned by the Limited Partnerships.




By: s/ Roger S. Begelman                                     March 3, 2003
---------------------------------------------            -----------------------
     ***Signature of Reporting Person                             Date
               Attorney-in-fact

*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.